EXHIBIT 22

List of Guarantor Subsidiaries of Hillenbrand, Inc.

The following subsidiaries of Hillenbrand, Inc. (the “Parent”) are guarantors with respect to our senior unsecured notes:

Hillenbrand FHN Holdings, Inc
Hillenbrand Indiana Holdings LLC
Hillenbrand Luxembourg Inc.
K-Tron Investment Co.
Milacron LLC
Milacron Marketing Company LLC
Milacron Plastics Technologies Group LLC
Process Equipment Group, Inc.
Schenck Process LLC
Schenck Process Holding North America Inc.